SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

SCHEDULE 13E-3/A
(Rule 13e-100)
(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

____________________________

SonomaWest Holdings, Inc.
____________________________

(Name of the Issuer)

SonomaWest Holdings, Inc.
____________

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
____________

(Title of Class of Securities)

835637109
____________

(CUSIP Number of Class of Securities)

David J. Bugatto
Robert W.C. Davies
David A. Janke
Members, Special Committee of the Board of Directors
SonomaWest Holdings, Inc.
2064 Gravenstein Highway North
Sebastopol, California 95472
United States of America
(707) 824-2534

With a copy to:
Hillel T. Cohn Morrison & Foerster LLP 555 West Fifth Street Suite 3500 Los Angeles, CA 90013 Telephone: (213) 892 5200 Fax: (213) 892-5454

____________

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.  ☐  The filing of solicitation materials or an information statement subject to Regulation 14A,
            Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b.  ☐  The filing of a registration statement under the Securities Act of 1933.
c.  ☒  A tender offer.
d.  ☐  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

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Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,522,591	$757

* The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all 649,014 shares of common stock that are proposed to be acquired in the tender offer at a purchase price of $10.05 per share.

** The filing fee was determined by multiplying the transaction valuation by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount  Previously Paid:  $757.27
Form or Registration No.: Schedule 13E-3/Schedule TO (Reg. No. 005-34214)
Filing Parties: Stapleton Acquisition Company, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust
Date Filed:  April 1, 2011

Introduction

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by SonomaWest Holdings, Inc., a Delaware corporation (the “Company”) to amend and supplement certain portions of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended and supplemented from time to time, the “Schedule 13E-3”) filed on April 15, 2011 with the Securities and Exchange Commission (the “SEC”) and subsequently amended on April 22, 2011.

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) relates to the offer by Stapleton Acquisition Company, a Delaware corporation (“SAC”) as set forth in the Tender Offer Statement on Schedule TO, dated April 1, 2011 (Reg. No. 005-34214), as amended by Amendment No. 1 dated April 15, 2011 and Amendment No. 2 dated May 2, 2011 (together, the “Schedule TO”), to purchase all the outstanding shares of common stock, par value $0.0001 (the “Common Stock”) of the Company not owned by SAC, Craig R. Stapleton, Dorothy W. Stapleton, Walker R. Stapleton and Wendy S. Reyes, Trustee of Separate Property Trust (collectively, the “Stapleton Group”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 1, 2011 (the “Offer to Purchase”) which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal, which was filed as Exhibit (a)(1)(ii) to the Schedule TO (which, together with the Offer to Purchase, as amended or further supplemented from time to time, constitute the “Offer”). The Schedule TO and Amendments No. 1 and No. 2 thereto were filed by SAC with the SEC on April 1, 2011, April 15, 2011 and May 2, 2011, respectively.

Concurrently with the filing of this Amendment No. 2 to the Schedule 13E-3, the Company has filed Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the SEC on April 15, 2011 (as amended and supplemented from time to time, the “Statement”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Statement.

Item 15. Additional Information

Item 15 is hereby revised and supplemented by adding the following information:

The Offer expired at 5:00 p.m., New York City time, on Friday, April 29, 2011. The Company has been informed by SAC that SAC will purchase all of the shares of Common Stock validly tendered in response to its Offer. SAC has advised the Company that as of the expiration of the Offer, a total of approximately 411,124 shares of Common Stock had been tendered (including approximately 6,782 shares pursuant to a notice of guaranteed delivery), representing a majority of the outstanding Shares not held by the Stapleton Group, without regard to Shares held by directors or officers of SAC or SonomaWest.  The number of Shares tendered in the Offer, together with the Shares already owned by the Stapleton Group, represent approximately 81% of the outstanding Shares.

SAC has further advised the Company that SAC has commenced a subsequent offering period for all remaining untendered Shares not held by the Stapleton Group. The subsequent offering period commenced on May 2, 2011 and will expire at 5:00 p.m., New York City time, on Friday, May 6, 2011, unless further extended by SAC.  SAC has advised the Company that during the subsequent offering period, SAC will accept for payment all Shares validly tendered, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. SAC has also informed the Company that the procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.

Item 16. Exhibits

Item 15 is hereby revised and supplemented by adding the following information:

Exhibit No.	Description
(a)(1)(G)	Amendment No. 2 to the Schedule TO, filed by SAC on May 2, 2011 (incorporated by reference)*
(a)(1)(H)	Amendment No. 2 to the Schedule TO, filed by SAC on May 2, 2011 (incorporated by reference)*
(a)(1)(I)	Press release, dated May 2, 2011, issued by SAC (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by SAC on May 2, 2011)*
(a)(2)(D)	Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on May 2, 2011)

* Indicates a document prepared by SAC. The Company takes no responsibility for the accuracy or completeness of the information container therein or any other document prepared by SAC, or incorporated by reference from such documents into this Schedule 13E-3, or for any failure by SAC to disclose facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011

SonomaWest Holdings, Inc.

By:     /s/ David J. Bugatto  ____________
Name:  David J. Bugatto
Title:  Member, Special Committee of the Board of Directors

By:      /s/ Robert W.C. Davies_________
Name:  Robert W.C. Davies
Title:  Member, Special Committee of the Board of Directors

By:       /s/ David A. Janke_____________
Name:  David A. Janke
Title:  Member, Special Committee of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(G)	Amendment No. 2 to the Schedule TO, filed by SAC on May 2, 2011 (incorporated by reference)*
(a)(1)(H)	Amendment No. 2 to the Schedule TO, filed by SAC on May 2, 2011 (incorporated by reference)*
(a)(1)(I)	Press release, dated May 2, 2011, issued by SAC (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule TO filed by SAC on May 2, 2011)*
(a)(2)(D)	Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9/A filed by the Company on May 2, 2011)

* Indicates a document prepared by SAC. The Company takes no responsibility for the accuracy or completeness of the information container therein or any other document prepared by SAC, or incorporated by reference from such documents into this Schedule 13E-3, or for any failure by SAC to disclose facts or events or circumstances that may have occurred or not occurred, which may affect the significance, completeness or accuracy of any such information.